Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS ORDINARY MEETING HELD ON NOVEMBER 30, 2023

1.Date, Time, and Venue: On November 30, 2023, at 10:30 a.m., the Board of Directors (“Board”) met at the branch of Suzano S.A. (“Company”), located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.Attendance: The following Directors of the Company attended the Meeting, representing the entirety of the Board: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff and Rodrigo Calvo Galindo. Also attended this meeting, as guests, Mr. Walter Schalka, President of the Company, Mr. Marcelo Bacci, Chief Financial and Investor Relations Officer, as well as Mr. Marcos Moreno Chagas Assumpção, as secretary.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: the meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5.Agenda: (...) (9) Clawback Policy; (10) Related Party Policy; (11) Anti-Corruption Policy; (13) Financial Policies;

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.	Presentation, discussions on the agenda, and resolutions:

“7.9 The Directors, with the affirmative opinion from the Management and Finance Committee, unanimously and without reservations, approved the proposal of the formalization of the Clawback Specific Policy, as attached. Once the approval was completed, they moved on to the next item on the agenda.

(Continuation of the Extract of the Minutes of the Board of Directors’ Ordinary Meeting of Suzano S.A., held on October 26, 2023 at 1:00 p.m.)

7.10 The Directors, with the affirmative opinion from the Management and Finance Committee and from the Statutory Audit Committee, unanimously and without reservations, approved the proposal to the amendment of the Related Party Policy, as attached. Once the approval was completed, they moved on to the next item on the agenda.

7.11 The Directors, with the affirmative opinion from the Management and Finance Committee and from the Statutory Audit Committee, unanimously and without reservations, approved the proposal to the amendment of the Ant-Corruption Policy, as attached. Once the approval was completed, they moved on to the next item on the agenda.

7.13 The Directors, with the affirmative opinion from the Management and Finance Committee, unanimously and without reservations, approved the proposal to the amendment of the Company’s Derivatives Management Policy, Indebtedness Policy, Cash Management Policy and Counterparty and Issuer Risk Policy, all according to the material provided. Finally, the Board of Directors authorized and delegated powers to the Executive Board of the Company to carry out all related, correlated, and/or complementary acts that may be necessary and/or convenient for the implementation of the resolution provided in this item. Once the approval was completed, they moved on to the next item on the agenda.”

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting.  It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website.

I certify that this is an extract of the minutes of the Board of Directors Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo, SP, November 30, 2023.

Marcos Moreno Chagas Assumpção

Secretary